Exhibit 99.1

Vantage Corp Reports Financial Results for the Full Fiscal Year Ended March 31, 2026

Singapore – July 27, 2026 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, reports financial and operational results for the full fiscal year ended March 31, 2026.

Recent Operational Highlights

●	Completed the previously announced $1 million share repurchase program
●	Closed the acquisition of a 60% interest in PJ Marine Shanghai Co., Ltd. (“PJ Shanghai”)
●	Restructured the IT business and assets into a new subsidiary Hado Pte. Ltd. (“Hadō”)
●	Closed the acquisition of a 60% interest in Peijun Marine Consultant Co., Limited (“Peijun Marine”)
●	Closed the acquisition of a 100% interest in PJ Marine Singapore Pte. Ltd. (“PJ Singapore”)

Management Commentary

“Fiscal 2026 was shaped by a challenging market environment, including softer freight market conditions, shifting trade flows, and geopolitical disruption that affected activity across the broader maritime transportation sector,” said Andre D’Rozario, CEO of Vantage Corp. “Despite these headwinds, we remained focused on disciplined execution, adapting our operations to changing market conditions, and continuing to advance our strategic priorities. We are pleased with the underlying fundamentals of our business, particularly the trends in total fixing volume which increased across DPP, Specialized, and Projects segments on a year-over-year basis. While the first half of fiscal 2027 is expected to reflect the full impact of the restrictions placed on the Strait of Hormuz, early indicators over the past several months suggest total fixture volume has remained stable and have growth compared to the same period in fiscal 2026 and 2025. We view this sustained level of activity as a positive indicator, particularly given the significant reduction in demand caused by the current market environment. We believe these trends demonstrate the resilience of our platform and the benefits of building a more diversified revenue base.

“We are also pleased to report the positive impact our recent acquisitions and entry into the China market have had on our business. While current market conditions have weighed on petrochemical deal activity across the industry, PJ’s domestic focus and market coverage have remained relatively insulated, supported by domestic policy measures aimed at maintaining supply continuity and mitigating broader regional disruption. PJ’s niche illustrates the value of adding differentiated and resilient revenue streams into Vantage, and we intend to continue evaluating opportunities that can further diversify revenue and strengthen our business model.

“Looking ahead, our focus remains on positioning the business for long-term, sustainable growth. We intend to continue prioritizing term contracts to grow our forward order book and support greater revenue visibility. While current market conditions have impacted growth across forward order book, we believe demand for larger and longer-term deals will return once markets normalize. Regional expansion also continues to remain a top priority. This includes expanding our presence and activity in both Dubai and China especially as activity from the Arabian Gulf normalizes. M&A also remains a top priority to expand into key markets such as the European, North, and South American markets. Lastly, Opswiz and our IT business remain developing opportunities and our goal is to begin monetizing Opswiz by the end of this year. Although the timing of market normalization remains unpredictable, we believe our diversified platform, disciplined approach, and strategic investments position us to create long-term value for shareholders.”

Full Fiscal Year 2026 Financial Results

Total revenue for the fiscal year ended March 31, 2026 was $17.8 million, compared with $18.7 million for the same period last year. The decrease was primarily attributable to softer global market conditions, lower transaction volumes, and ongoing uncertainty in international trade and shipping demand, partially offset by continued contributions from time charter commission income.

Gross profit for the full year ended March 31, 2026, was $7.4 million, while gross margin was 41.5%, compared with gross profit of $8.6 million and a gross margin of 46.2% for the same period last fiscal year. The decrease was primarily attributable to higher employee compensation and commission expenses, driven by increased headcount and related revenue-generating activities.

Total operating expenses for the full year ended March 31, 2026, were $8.2 million, compared with $4.2 million for the same period last year. The increase primarily reflected the inclusion of operating expenses from the acquired businesses, acquisition-related transaction costs, and ongoing costs of operating as a publicly listed company following the Company’s listing on the NYSE American on June 12, 2025.

Net loss for the full year ended March 31, 2026, was $1.3 million, compared with net income of $3.8 million for the same period last year.

Adjusted EBITDA for the full year ended March 31, 2026, was $(129,000), compared with $4.9 million for the same period last year.

The forward order book as of March 31, 2026, was $1.1 million, compared with $1.4 million as of March 31, 2025.

As of March 31, 2026, cash and cash equivalents totaled $8.9 million, providing the Company with financial flexibility to support its growth initiatives and ongoing operations.

Vantage Corp CFO Lilian Lim stated, “Fiscal 2026 reflected a challenging operating environment. From tariff and sanction-related headwinds to more recent challenges stemming from geopolitical tensions and the restrictions in the Strait of Hormuz, the operating environment has weighed on overall demand, particularly for larger quantum deals. Even so, underlying fixing activity remained resilient and increased during fiscal 2026. Early indicators over the past several months also suggest year-over-year fixing activity has remained stable and slightly grew, which we view as encouraging as we navigate an environment that continues to constrain activity from the Arabian Gulf. While we believe pent-up demand exists, our overall financial results, particularly during the first half of fiscal 2027, may continue to be affected until restrictions affecting the Strait of Hormuz, together with the broader geopolitical and market environment, normalize. However, given the resilience in our fixing volume and general activity through this challenging period, we believe Vantage is well positioned to return to normalized performance once markets stabilize and demand for larger and longer-term deals resumes.”

Conference Call

Vantage Corp CEO Andre D’Rozario will host a conference call and webcast tomorrow, July 28, 2026, at 8:00 a.m. Eastern time to discuss its financial and operational results for the full year fiscal 2026 ended March 31, 2026.

To listen to the audio webcast, please visit Vantage Corp’s Investor Relations website at https://www.vantageshipbrokers.com/investors or use the webcast link below. A replay of the webcast will also be available on Vantage Corp’s Investor Relations website shortly after the call.

Date/Time: Tuesday, July 28, 2026, at 8:00 AM ET

Dial-In: https://register-conf.media-server.com/register/BIf16d7fa136d4497bbfca61564f211561

Webcast: https://edge.media-server.com/mmc/p/ofgfodmz

Earnings Presentation: https://www.vantageshipbrokers.com/investors-news-events

Revenue by Commission Type

	Years Ended March 31,
	2025	2026
	US$	US$

Freight commission	13,740,506	13,491,801
Time charter (hire) commission	2,717,963	2,965,316
Demurrage commission	1,430,714	1,226,694
Deviation and other commission	319,958	153,800
Sale of vessel commission	450,000	-
Total revenue	18,659,141	17,837,611

Non-GAAP Financial Measure: Adjusted EBITDA

To supplement its financial results prepared in accordance with U.S. GAAP, Vantage Corp presents Adjusted EBITDA, a non-GAAP financial measure defined as net income (loss), adjusted for income tax expense, interest expense, interest income (including interest earned on fixed deposits), depreciation and amortization, and acquisition-related transaction costs. Management believes Adjusted EBITDA provides investors with useful supplemental information for evaluating the Company’s core operating performance and facilitates period-to-period comparisons. Adjusted EBITDA is presented as a supplemental performance measure and should not be considered in isolation or as a substitute for net income (loss) or any other financial measure prepared in accordance with U.S. GAAP.

	Years Ended March 31,
	2024	2025	2026
	US$	US$	US$
Net Income (Loss)	4,954,484	3,842,885	(1,316,670)
Adjustments:
Income tax expense	1,045,511	825,926	155,708
Interest expense	9,267	12,325	355,871
Interest income	(150,653)	(25,830)	(5,447)
Depreciation and amortization	175,488	272,734	598,516
EBITDA	6,034,097	4,928,040	(212,022)
Acquisition-related transaction costs	-	-	82,870
Adjusted EBITDA	6,034,097	4,928,040	(129,152)

Annual Report on Form 20-F

Vantage Corp will file its Annual Report on Form 20-F for the fiscal year ended March 31, 2026, with the U.S. Securities and Exchange Commission on July 27, 2026.

The report is available on the SEC’s website at www.sec.gov and on the Company’s website at https://www.vantageshipbrokers.com/investors.

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team, and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal link between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte. Ltd. (Singapore), Vantage Nexus Commercial Brokers Co. L.L.C (UAE), PJ Marine Singapore Pte. Ltd., PJ Marine Shanghai Co., Ltd., Peijun Marine Consultant Co., Limited (Hong Kong) and Hado Pte. Ltd. (Singapore). Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://vntg-corp.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com

Vantage Corp and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
	2025	2026
	US$	US$

ASSETS
Current Assets
Cash and Cash Equivalents	5,948,806	8,861,768
Accounts Receivable, Net	3,766,357	5,556,227
Prepaid Expenses and Other Current Assets, Net	1,193,972	1,249,597
Total Current Assets	10,909,135	15,667,592

Non-Current Assets
Plant and Equipment, Net	108,746	201,146
Right-of-Use Assets	142,525	972,200
Goodwill	-	2,900,729
Intangible Assets, Net	-	1,253,127
Prepaid Expenses and Other Non-Current Assets, Net	-	1,811,250
Total Non-Current Assets	251,271	7,138,452

TOTAL ASSETS	11,160,406	22,806,044

LIABILITIES
Current Liabilities
Lease Payable – Current	144,747	462,490
Accounts Payable	46,177	210,970
Accruals and Other Current Liabilities	3,873,327	6,142,769
Dividend Payable	5,101,002	3,549,983
Income Tax Payable	853,048	243,136
Total Current Liabilities	10,018,301	10,609,348

Non-Current Liabilities
Lease Payable – Non-Current	981	527,751
Deferred Tax Liabilities	1,325	225,810
Dividend Payable	1,500,000	1,500,000
Total Non-Current Liabilities	1,502,306	2,253,561

TOTAL LIABILITIES	11,520,607	12,862,909

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 7,633,620 shares issued and outstanding as of March 31, 2025 and 11,371,120 shares issued and 10,616,741 shares outstanding as of March 31, 2026	7,634	11,371
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 20,366,380 shares issued and outstanding as of March 31, 2025 and March 31, 2026	20,366	20,366
Treasury shares, at cost; nil shares as of 31 March 2025 and 754,379 Class A ordinary shares as of March 31, 2026	-	(749,424)
Additional paid-in capital	-	11,317,120
Accumulated Deficit	(865,997)	(2,253,741)
Merger Reserve	504,549	504,549
Accumulated Other Comprehensive Loss	(26,753)	(26,361)
Total Equity Attributable to Vantage Corp Shareholders	(360,201)	8,823,880
Non-Controlling Interest	-	1,119,255
Total Shareholders’ Equity	(360,201)	9,943,135

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,160,406	22,806,044

Vantage Corp and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Revenue	19,999,294	18,659,141	17,837,611
Cost of Revenue	(10,560,766)	(10,044,402)	(10,427,222)
Gross Profit	9,438,528	8,614,739	7,410,389
Operating Expenses:
Selling and Marketing Expenses	1,063,533	1,130,799	1,489,005
Depreciation and Amortization	175,488	272,734	598,516
General and Administrative Expenses	2,361,763	2,798,028	6,156,987
Total Operating Expenses	3,600,784	4,201,561	8,244,508
Income (Loss) from Operations	5,837,744	4,413,178	(834,119)
Other Income (Expense):
Government Grants	20,865	16,063	19,923
Other Income	150,653	251,895	9,105
Interest Expense	(9,267)	(12,325)	(355,871)
Total Other Income (Expense)	162,251	255,633	(326,843)
Income (Loss) before Tax Expense	5,999,995	4,668,811	(1,160,962)
Income Tax Expense	(1,045,511)	(825,926)	(155,708)
Net Income (Loss) for the Year	4,954,484	3,842,885	(1,316,670)

Other Comprehensive Income (Loss):
Foreign currency translation adjustment, net of tax	(285)	(26,468)	392
Comprehensive Income (Loss)	4,954,199	3,816,417	(1,316,278)
Less: Comprehensive income attributable to non-controlling interests	-	-	71,074
Total Comprehensive Income (Loss) attributable to Vantage Corp Shareholders	4,954,199	3,816,417	(1,387,352)

Net Income (Loss) Per Share Attributable to Vantage Corp Shareholders
Basic and Diluted	0.17	0.14	(0.04)

Weighted Average Number of Outstanding Ordinary Shares
Basic and Diluted	28,000,000 *	28,000,000	30,983,322

*	Retroactively presented for 28,000,000 ordinary shares issued in preparation of the Company’s initial public offering

Vantage Corp and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Cash Flows From Operating Activities
Net Income (Loss)	4,954,484	3,842,885	(1,316,670)
Adjustments:
Depreciation and Amortization	175,488	272,734	598,516
Reversal of Allowance for Credit Loss on Accounts Receivable	(153,894)	(131,566)	(123,665)
Property and Equipment Written Off	-	-	28,334
Gain on Derecognition of Operating Lease Right-of-Use Asset	-	-	(1,437)
Interest Expense – Deferred Consideration	-	-	304,758
Allowance for Expected Credit Loss on Accounts Receivable	236,853	99,263	371,299
Unrealised Foreign Exchange (Gain) / Loss	-	(631)	(6,584)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(37,965)	1,013,522	(1,179,746)
Prepaid Expenses and Other Current Assets	(145,565)	(1,003,294)	(1,846,610)
Accounts Payable	171,644	(154,276)	5,495
Accruals and Other Current Liabilities	(5,035,950)	(1,629,890)	(186,941)
Operating Lease Right-of-Use Assets and Lease Liabilities, net	(160,335)	(214,650)	(430,749)
Income Tax Payable	(178,024)	(198,936)	(662,503)
Net Cash (Used in) Provided by Operating Activities	(173,264)	1,895,161	(4,446,503)

Cash Flows From Investing Activities
Purchases of Plant and Equipment	(36,855)	(126,455)	(213,445)
Cash paid for Business Acquisitions, Net of Cash Acquired	-	-	(783,741)
Net Cash Used in Investing Activities	(36,855)	(126,455)	(997,186)

Cash Flows From Financing Activities
Dividend Paid	(2,100,309)	(11,424,665)	(2,215,174)
Repayment to a Director	(34,664)	(513,224)	-
Deferred IPO costs	(213,860)	(501,770)	-
Repurchase of Treasury Shares	-	-	(749,424)
Proceeds from Issuance of Ordinary Shares	136,105	11,966	11,320,857
Net Cash (Used in) Provided by Financing Activities	(2,212,728)	(12,427,693)	8,356,259

Net Change in Cash and Cash Equivalents	(2,422,847)	(10,658,987)	2,912,570
Cash and Cash Equivalents as of Beginning of the Year	19,030,668	16,607,536	5,948,806
Effects on Currency Translation on Cash and Cash Equivalents	(285)	257	392
Cash and Cash Equivalents as of the End of the Year	16,607,536	5,948,806	8,861,768

Supplementary Cash Flows Information
Cash Paid for Taxes	(1,223,534)	(1,024,862)	(876,268)